Exhibit 99.1

Viomi Technology Co., Ltd Reports Second Half and Full Year 2025 Unaudited Financial Results and Announces Special Dividend

GUANGZHOU, China, March 25, 2026 – Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading technology company for home water solutions in China, today announced its unaudited financial results for the second half and full year ended December 31, 2025, and declared a special cash dividend.

Second Half 2025 Financial Overview1

●	Net revenues were RMB950.6 million (US$135.9 million), representing a decrease of 25.9% from RMB1,282.4 million for the same period of 2024.
●	Net income attributable to ordinary shareholders of the Company was RMB21.2 million (US$3.0 million), representing a decrease of 70.2% from RMB71.3 million for the same period of 2024.

Full Year 2025 Financial Overview

●	Net revenues were RMB2,428.2 million (US$347.2 million), representing an increase of 14.6% from RMB2,119.0 million for 2024.
●	Net income attributable to ordinary shareholders of the Company was RMB141.6 million (US$20.3 million), representing a slight decrease of 1.9% from RMB144.4 million for 2024.

Mr. Xiaoping Chen, Founder and CEO of Viomi, commented, “In the second half of 2025, amid the phase-down of national subsidy scheme for home appliance trade-ins and the Company’s strategic investments in overseas market expansion, new product development, and brand building, we delivered total revenue of RMB950.6 million and net income attributable to ordinary shareholders of the Company of RMB 21.2 million. For the full year, our core business remained solid, achieving total revenue of RMB2.4 billion, representing a year-on-year increase of 14.6%. Net income attributable to ordinary shareholders of the Company stood at RMB141.6 million, with a net profit margin of 5.8%.

“Over the past year, Viomi’s ‘Global Water’ strategy has continued to gain momentum, highlighted by the establishment of a multinational professional team covering North America, Southeast Asia, and Europe. Empowered by a global perspective across technology R&D, market expansion, and business development, we have consistently achieved technological breakthroughs addressing users’ diverse drinking water needs. By leveraging AI technology to enhance user product experiences, we’re establishing Viomi as a world-leading water technology company.

“In the North American market, our Amazon channel delivered an outstanding performance in the second half of the year, achieving triple-digit growth in sales on a sequential basis. During the Black Friday promotional season, our products ranked 19th in the water purifier category and fourth in the under-sink RO tankless segment. Our premium flagship product, the M1 mineral water purifier, equipped with 9-stage precision filtration and an AI-powered interactive faucet, further enriched our product portfolio.

1 In August 2024, Viomi completed a strategic reorganization, divesting the Company’s IoT@Home portfolio products, excluding range hoods, gas stoves, and water heaters (the “Divested Business”). As a result, the Divested Business has been deconsolidated from the Company, and its historical financial results are reported as discontinued operations in the Company’s consolidated financial statements. The financial information and non-GAAP financial information disclosed in this press release are presented based on continuing operations, unless specifically stated otherwise.

“In the Southeast Asian market, we continued to deepen our strategic cooperation with offline channels in Malaysia through the launch of the compact INNO mineral water dispenser, tailored for the local market and featuring both mineralization and cooling functions. Viomi’s brand ambassador in Malaysia, celebrated singer Shila Amzah, attended the launch event for this innovative product integrating healthy hydration and smart technology.

“In terms of brand building, we continued to strengthen our ‘Technology + Health’ brand image. In 2025, we were honored to engage renowned actress Huang Shengyi to serve as Viomi’s brand ambassador in China and Shila Amzah in Malaysia. We also partnered with Olympic champion Tian Liang as a brand friend and invited well-known artist Ye Yiqian to serve as our product experience officer. In April 2026, we will unveil our new brand series at the WQA Convention & Exposition in Miami, USA, showcasing our latest AI technologies and innovations at one of the most influential professional events in the global water treatment industry. Through our smarter, healthier, and more eco-friendly water solutions, we will present Viomi’s redefined vision of ‘Better Water’ to partners in North America and around the world.

“On the manufacturing and R&D front, we continued to solidify our core competitiveness. We achieved a key milestone in the global expansion of Viomi’s ‘Water Purifier Gigafactory,’ commencing full operations of our overseas premium production line. The first batch of new products is expected to be ready for mass production in the second quarter of 2026. This production line integrates modular functions such as instant heating, instant cooling, and ice making, providing agile supply chain support to meet the differentiated needs of markets in North America, Europe, and Southeast Asia. On the technology side, our ‘Advanced Technology’ laboratory continues to drive innovation. Meanwhile, our ‘Product Compliance’ laboratory has established testing protocols aligned with authoritative certification systems in Europe, America, Southeast Asia, and other regions, further strengthening market trust in our products sold overseas. As of the end of 2025, our global patent applications had surpassed 1,950, spanning 14 countries and regions. We have built highly competitive technological capabilities in areas such as AI-driven water quality algorithms, precision mineral control, and intelligent self-cleaning, laying a solid foundation for the continued expansion of our global business.

“In 2026, we will pursue our ‘Global Water’ vision with even greater determination, targeting breakthroughs in four key areas: First, for overseas markets, we will deepen our presence in core strategic markets such as North America and Southeast Asia, while actively expanding into more countries and regions. Second, to advance our differentiation in the domestic market, we will further strengthen the health-centric positioning of the Kunlun series with its ‘alkaline mineral’ concept. Through technological differentiation and product innovation, we will strive to lead quality upgrades and enhance Viomi’s industry standing in the water purification market. Third, on the technology front, we will deepen the integration of AI across water purification scenarios, making technological innovation the core engine that enables Viomi to navigate market cycles and achieve sustained growth. Fourth, we will continue to strengthen collaborations with global strategic partners, fully leveraging the scale effect of the ‘Water Purifier Gigafactory’ to elevate both scale and efficiency. Through this committed, long-term approach, Viomi will continue to create value for global users and deliver sustainable returns to our shareholders,” Mr. Chen concluded.

Second Half 2025 Financial Results

REVENUES

Net revenues were RMB950.6 million (US$135.9 million), a decrease of 25.9% from RMB1,282.4 million for the same period of 2024, primarily due to the decrease in the home water systems.

-	Home water systems. Revenues from home water systems were RMB628.2 million (US$89.8 million), a decrease of 32.1% from RMB925.7 million for the same period of 2024, primarily due to the decline in national subsidies for water purifiers.

-	Consumables. Revenues from consumables were RMB112.2 million (US$16.0 million), a decrease of 17.9% from RMB136.7 million for the same period of 2024, primarily due to decreased sales of water purifier filters to Xiaomi.

-	Kitchen appliances and others. Revenues from kitchen appliances and others were RMB210.2 million (US$30.1 million), a decrease of 4.5% from RMB220.0 million for the same period of 2024, primarily due to a reduction in orders from Xiaomi, as well as a contraction of Viomi-branded products in this category.

GROSS PROFIT

Gross profit was RMB223.8 million (US$32.0 million), compared to RMB289.5 million for the same period of 2024. Gross margin was 23.5%, compared to 22.6% for the same period of 2024. The slight increase in gross margin was mainly due to the elimination of the impact of one-off costs incurred during the divestment of certain IoT@Home businesses and assets.

OPERATING EXPENSES

Total operating expenses were RMB248.0 million (US$35.5 million), an increase of 12.0% from RMB221.5 million for the same period of 2024, due to increased selling and marketing expenses, partially offset by a decrease in general and administrative expenses.

Research and development expenses were RMB76.3 million (US$10.9 million), an increase of 12.7% from RMB67.7 million for the same period of 2024, mainly attributable to an increased investment in new product development.

Selling and marketing expenses were RMB148.6 million (US$21.3 million), an increase of 29.8% from RMB114.6 million for the same period of 2024, mainly due to an increase in brand promotion investment, as well as higher personnel costs resulting from channel expansion.

General and administrative expenses were RMB23.1 million (US$3.3 million), a decrease of 41.2% from RMB39.3 million for the same period of 2024, primarily due to decreased employee compensation costs and allowance for credit losses.

INCOME FROM OPERATIONS

Income from operations was RMB9.7 million (US$1.4 million), compared to RMB83.8 million for the same period of 2024.

Non-GAAP operating income2 was RMB16.6 million (US$2.4 million), compared to RMB89.7 million for the same period of 2024.

2 “Non-GAAP operating income” is defined as income from operations excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

NET INCOME3

Net income attributable to ordinary shareholders of the Company was RMB21.2 million (US$3.0 million), a decrease of 70.2% from RMB71.3 million for the same period of 2024, mainly due to the decline in scale combined with increased investment in market expansion and brand building.

Non-GAAP net income attributable to ordinary shareholders4 of the Company was RMB28.2 million (US$4.0 million), a decrease of 63.5% from RMB77.2 million for the same period of 2024.

BALANCE SHEET

As of December 31, 2025, the Company had cash and cash equivalents of RMB806.6 million (US$115.3 million), restricted cash of RMB164.4 million (US$23.5 million), short-term deposits of RMB258.0 million (US$36.9 million), and short-term investments of RMB82.6 million (US$11.8 million), compared to RMB1,026.2 million, RMB141.3 million, RMB115.0 million, and RMB72.5 million, respectively, as of December 31, 2024.

Full Year 2025 Financial Results

REVENUES

Net revenues were RMB2,428.2 million (US$347.2 million), an increase of 14.6% from RMB2,119.0 million for 2024.

-	Home water systems. Revenues from home water systems were RMB1,686.6 million (US$241.2 million), an increase of 12.6% from RMB1,498.4 million for 2024.

-	Consumables. Revenues from consumables were RMB235.4 million (US$33.7 million), a decrease of 15.2% from RMB277.7 million for 2024.

-	Kitchen appliances and others. Revenues from kitchen appliances and others were RMB506.2 million (US$72.4 million), an increase of 47.6% from RMB342.9 million for 2024.

GROSS PROFIT

Gross profit was RMB615.0 million (US$87.9 million), compared to RMB548.7 million for 2024. Gross margin was 25.3%, compared to 25.9% for 2024.

OPERATING EXPENSES

Total operating expenses were RMB529.4 million (US$75.7 million), an increase of 24.6% from RMB424.9 million for 2024.

Research and development expenses were RMB165.6 million (US$23.7 million), an increase of 15.9% from RMB142.9 million for 2024.

Selling and marketing expenses were RMB277.7 million (US$39.7 million), an increase of 31.5% from RMB211.2 million for 2024.

General and administrative expenses were RMB86.1 million (US$12.3 million), an increase of 21.6% from RMB70.8 million for 2024.

3 The year-over-year data are all presented in the continuing operations basis, unless otherwise specified.

4 “Non-GAAP net income attributable to ordinary shareholders of the Company” is defined as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

INCOME FROM OPERATIONS

Income from operations was RMB128.6 million (US$18.4 million), compared to RMB156.3 million for 2024.

Non-GAAP operating income was RMB142.6 million (US$20.4 million), compared to RMB172.8 million for 2024.

NET INCOME5

Net income attributable to ordinary shareholders of the Company was RMB141.6 million (US$20.3 million), a decrease of 1.9% from RMB144.4 million for 2024.

Non-GAAP net income attributable to ordinary shareholders of the Company was RMB155.7 million (US$22.3 million), a decrease of 3.2% from RMB160.8 million for 2024.

DIVIDEND

The Company today announced that its Board of Directors has approved a special cash dividend of US$0.022 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on April 06, 2026.

Holders of American Depositary Shares (“ADS”), each representing three ordinary shares of the Company, are accordingly entitled to a cash dividend of US$0.066 per ADS. Deutsche Bank Trust Company Americas, the depositary bank for the Company’s ADS program, expects to pay out this dividend to ADS holders on or about April 15, 2026.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. Eastern Time on Wednesday, March 25, 2026 (8:00 p.m. Beijing/Hong Kong time on March 25, 2026) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the conference using dial-in numbers, please complete online registration using the link provided below prior to the scheduled call start time.

Registration link: https://register-conf.media-server.com/register/BI0c8f62d3a4804d04b0015510ab07d952

Upon registration, each participant will receive details for the conference call, including dial-in numbers, and a unique access PIN. To join the conference, please dial the provided number, enter your PIN, and you will join the conference.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.viomi.com. An archived replay will remain available for 12 months following the live session.

5 The year-over-year data are all presented in the continuing operations basis, unless otherwise specified.

About Viomi Technology

Viomi’s mission is “AI for Better water,” utilizing AI technology to provide better drinking water solutions for households worldwide.

As an industry-leading technology company in home water systems, Viomi has developed a distinctive “Equipment + Consumables” business model. By leveraging its expertise in AI technology, intelligent hardware and software development, the Company simplifies filter replacement and enhances water quality monitoring, thereby increasing the filter replacement rate. Its continuous technological innovations extend filter lifespan and lower user costs, promoting the adoption of water purifiers and supporting a healthy lifestyle while effectively addressing the rising global demand for cleaner, fresher and healthier drinking water. The Company operates a world-leading “Water Purifier Gigafactory” with an integrated industrial chain that boasts optimal efficiency and facilitates continuous breakthroughs in water purification. This state-of-the-art facility enables Viomi to achieve economies of scale and accelerate the global popularization of residential water filtration.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income/(loss), non-GAAP net income/(loss), and non-GAAP net income/(loss) attributable to ordinary shareholders of the Company, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income/(loss) is income/(loss) from operations excluding share-based compensation expenses. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net income/(loss) attributable to ordinary shareholders of the Company is net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purposes.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of the Company’s non-GAAP financial measures to the most directly comparable GAAP measures are included at the end of this press release.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.9931 to US$1.00, the effective noon buying rate for December 31, 2025, as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for December 31, 2025, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the estimated revenue and income from operations from the Continuing Businesses, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to Fourth parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies and relevant regulatory environment relating to the Company’s industry and/or aspects of the business operations and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Claire Ji

E-mail: ir@viomi.com.cn

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: viomi@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,026,188	806,599	115,342
Restricted cash	141,292	164,431	23,513
Short-term deposits	115,014	257,950	36,886
Short-term investments	72,500	82,598	11,811
Accounts and notes receivable from third parties	24,105	24,535	3,508
Accounts receivable from related parties	591,221	340,173	48,644
Other receivables from related parties	11,234	200	29
Inventories	112,325	126,879	18,143
Prepaid expenses and other current assets	71,363	157,096	22,470

Total current assets	2,165,242	1,960,461	280,346

Non-current assets
Prepaid expenses and other non-current assets	18,053	19,055	2,725
Property, plant and equipment, net	315,309	305,432	43,676
Long-term deposits	-	20,101	2,874
Deferred tax assets	9,698	8,415	1,203
Intangible assets, net	8,524	6,255	894
Right-of-use assets, net	3,382	1,646	235
Land use rights, net	57,904	56,631	8,098
Long-term investment	7,588	12,952	1,852

Total non-current assets	420,458	430,487	61,557

Total assets	2,585,700	2,390,948	341,903

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	772,151	517,878	74,056
Advances from customers	11,537	10,153	1,452
Amount due to related parties	835	596	85
Accrued expenses and other liabilities	168,127	157,043	22,457
Short-term borrowing	50,000	40,000	5,720
Income tax payables	9,736	1,439	206
Lease liabilities due within one year	2,037	1,310	187
Long-term borrowing due within one year	29,300	25,061	3,584

Total current liabilities	1,043,723	753,480	107,747

Non-current liabilities
Accrued expenses and other liabilities – non-current portion	14,492	53,117	7,596
Long-term borrowing	75,945	51,666	7,388
Lease liabilities	1,783	421	60

Total non-current liabilities	92,220	105,204	15,044

Total liabilities	1,135,943	858,684	122,791

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 101,059,544 and 99,200,641 shares issued and outstanding as of December 31, 2024 and December 31, 2025, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 102,764,550 and 102,764,548 shares issued and outstanding as of December 31, 2024 and December 31, 2025, respectively)	6	6	1
Treasury stock	(85,426)	(103,085)	(14,741)
Additional paid-in capital	1,374,451	1,414,499	202,271
Retained earnings	153,125	226,317	32,363
Accumulated other comprehensive (loss) income	2,279	(11,080)	(1,584)

Total equity attributable to shareholders of the Company	1,444,441	1,526,663	218,311

Non-controlling interests	5,316	5,601	801

Total shareholders’ equity	1,449,757	1,532,264	219,112

Total liabilities and shareholders’ equity	2,585,700	2,390,948	341,903

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended			Twelve Months Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
A related party	1,146,448	853,823	122,097	1,819,098	2,214,789	316,711
Third parties	135,910	96,784	13,840	299,884	213,437	30,521
Total net revenues	1,282,358	950,607	135,937	2,118,982	2,428,226	347,232

Cost of revenues	(992,863)	(726,759)	(103,927)	(1,570,276)	(1,813,226)	(259,288)

Gross profit	289,495	223,848	32,010	548,706	615,000	87,944

Operating expenses
Research and development expenses	(67,682)	(76,280)	(10,908)	(142,884)	(165,593)	(23,679)
Selling and marketing expenses	(114,563)	(148,647)	(21,257)	(211,173)	(277,681)	(39,708)
General and administrative expenses	(39,301)	(23,094)	(3,302)	(70,807)	(86,123)	(12,315)

Total operating expenses	(221,546)	(248,021)	(35,467)	(424,864)	(529,397)	(75,702)

Other income, net	15,872	33,880	4,845	32,492	42,951	6,142

Income from operations	83,821	9,707	1,388	156,334	128,554	18,384

Interest (loss) income and short-term investment income (loss), net	(4,013)	7,846	1,122	5,264	26,533	3,794
Other non-operating income	-	(500)	(71)	-	(500)	(71)
Income before income tax expenses	79,808	17,053	2,439	161,598	154,587	22,107

Income tax credits (expenses)	(8,353)	4,348	622	(16,913)	(12,658)	(1,810)

Net income from continuing operations	71,455	21,401	3,061	144,685	141,929	20,297

Net loss from discontinued operations	(14,680)	-	-	(82,341)	-	-

Net income	56,775	21,401	3,061	62,344	141,929	20,297

Less: Net (loss) income attributable to the non-controlling interest shareholders	(656)	152	22	(1,070)	285	41

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended			Twelve Months Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to ordinary shareholders of the Company	57,431	21,249	3,039	63,414	141,644	20,256

Including：
Net income from continuing operations attributable to ordinary shareholders of the Company	71,258	21,249	3,039	144,364	141,644	20,256
Net loss from discontinued operations attributable to ordinary shareholders of the Company	(13,827)	-	-	(80,950)	-	-

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	8,959	(9,484)	(1,356)	16,607	(13,359)	(1,910)

Total comprehensive (loss) income attributable to ordinary shareholders of the Company	66,390	11,765	1,683	80,021	128,285	18,346

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended			Twelve Months Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income per ADS*
-Basic	0.84	0.31	0.04	0.92	2.08	0.30
Continuing Operations	1.04	0.31	0.04	2.11	2.08	0.30
Discontinued Operations	(0.20)	-	-	(1.19)	-	-
-Diluted	0.83	0.30	0.04	0.93	2.01	0.29
Continuing Operations	1.03	0.30	0.04	2.10	2.01	0.29
Discontinued Operations	(0.20)	-	-	(1.17)	-	-

Weighted average number of ADS used in calculating Non-GAAP net (loss) income per ADS
-Basic
Continuing Operations	68,280,399	68,045,667	68,045,667	68,262,595	67,999,290	67,999,290
Discontinued Operations	68,280,399	-	-	68,262,595	-	-
-Diluted
Continuing Operations	68,967,931	71,019,394	71,019,394	68,896,972	70,306,831	70,306,831
Discontinued Operations	68,967,931	-	-	68,896,972	-	-

Net (loss) income per share attributable to ordinary shareholders of the Company
-Basic	0.28	0.10	0.01	0.31	0.69	0.10
Continuing Operations	0.35	0.10	0.01	0.70	0.69	0.10
Discontinued Operations	(0.07)	-	-	(0.39)	-	-
-Diluted	0.27	0.10	0.01	0.31	0.67	0.10
Continuing Operations	0.34	0.10	0.01	0.70	0.67	0.10
Discontinued Operations	(0.07)	-	-	(0.39)	-	-

Weighted average number of ordinary shares used in calculating net (loss) income per share
-Basic
Continuing Operations	204,841,197	204,137,000	204,137,000	204,787,786	203,997,871	203,997,871
Discontinued Operations	204,841,197	-	-	204,787,786	-	-
-Diluted
Continuing Operations	206,903,793	213,058,181	213,058,181	206,690,917	210,920,493	210,920,493
Discontinued Operations	206,903,793	-	-	206,690,917	-	-

*Each ADS represents 3 ordinary shares.

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended			Twelve Months Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
(1) Share-based compensation was allocated in operating expenses as follows:

General and administrative expenses	2,269	2,479	354	4,579	5,537	792
Research and development expenses	2,613	2,113	302	8,151	5,105	730
Selling and marketing expenses	1,018	2,329	334	3,720	3,439	492

VIOMI TECHNOLOGY CO., LTD

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended			Twelve Months Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	83,821	9,707	1,388	156,334	128,554	18,384
Share-based compensation expenses	5,900	6,921	990	16,450	14,081	2,014

Non-GAAP operating income	89,721	16,628	2,378	172,784	142,635	20,398

Net income	56,775	21,401	3,060	62,344	141,929	20,297
Share-based compensation expenses	5,900	6,921	990	16,450	14,081	2,014

Non-GAAP net income	62,675	28,322	4,050	78,794	156,010	22,311

Net income attributable to ordinary shareholders of the Company	57,431	21,249	3,039	63,414	141,644	20,255
Share-based compensation expenses	5,900	6,921	990	16,450	14,081	2,014

Non-GAAP net income attributable to ordinary shareholders of the Company	63,331	28,170	4,029	79,864	155,725	22,269

Net income from continuing operations attributable to ordinary shareholders of the Company	71,258	21,249	3,039	144,364	141,644	20,255
Share-based compensation expenses	5,900	6,921	990	16,450	14,081	2,014

Non-GAAP net income from continuing operations attributable to ordinary shareholders of the Company	77,158	28,170	4,029	160,814	155,725	22,269

VIOMI TECHNOLOGY CO., LTD

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended			Twelve Months Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net (loss) income per ADS
-Basic	0.84	0.41	0.06	0.92	2.29	0.33
Continuing Operations	1.04	0.41	0.06	2.11	2.29	0.33
Discontinued Operations	(0.20)	-	-	(1.19)	-	-
-Diluted	0.83	0.40	0.06	0.93	2.21	0.32
Continuing Operations	1.03	0.40	0.06	2.10	2.21	0.32
Discontinued Operations	(0.20)	-	-	(1.17)	-	-

Weighted average number of ADS used in calculating Non-GAAP net (loss) income per ADS
-Basic
Continuing Operations	68,280,399	68,045,667	68,045,667	68,262,595	67,999,290	67,999,290
Discontinued Operations	68,280,399	-	-	68,262,595	-	-
-Diluted
Continuing Operations	68,967,931	71,019,394	71,019,394	68,896,972	70,306,831	70,306,831
Discontinued Operations	68,967,931	-	-	68,896,972	-	-

Non-GAAP net (loss) income per ordinary share
-Basic	0.28	0.14	0.02	0.30	0.76	0.11
Continuing Operations	0.35	0.14	0.02	0.70	0.76	0.11
Discontinued Operations	(0.07)	-	-	(0.40)	-	-
-Diluted	0.27	0.13	0.02	0.31	0.74	0.11
Continuing Operations	0.34	0.13	0.02	0.70	0.74	0.11
Discontinued Operations	(0.07)	-	-	(0.39)	-	-

Weighted average number of ordinary shares used in calculating Non-GAAP net (loss) income per share
-Basic
Continuing Operations	204,841,197	204,137,000	204,137,000	204,787,786	203,997,871	203,997,871
Discontinued Operations	204,841,197	-	-	204,787,786	-	-
-Diluted
Continuing Operations	206,903,793	213,058,181	213,058,181	206,690,917	210,920,493	210,920,493
Discontinued Operations	206,903,793	-	-	206,690,917	-	-

Note: The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.